Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
	June 26, 2011	June 27, 2010	June 28, 2009	June 29, 2008	June 24, 2007
	(Amounts in thousands, except for ratios)
COMPUTATION OF EARNINGS
Income (loss) from continuing operations before income taxes	$32,422	$18,371	$(44,760)	$(30,326)	$(139,026)
Equity in (earnings) loss in unconsolidated affiliates	(24,352)	(11,693)	(3,251)	(1,402)	4,292
Fixed charges	19,669	22,666	23,710	26,621	26,163
Amortization of capital interest	368	357	—	—	—
Interest capitalized	—	(318)	—	—	—
Distributed income from unconsolidated affiliates	5,900	3,265	3,688	4,462	6,367
Earnings (losses)	$34,007	$32,648	$(20,613)	$(645)	$(102,204)

COMPUTATION OF FIXED CHARGES
Interest expense (1)	$19,190	$22,208	$23,152	$26,056	$25,518
Interest within rental expense	479	458	558	565	645
Fixed Charges	$19,669	$22,666	$23,710	$26,621	$26,163

Sufficient (insufficient) earnings	$14,338	$9,982	$(44,323)	$(27,266)	$(128,367)

Ratios of Earnings to Fixed Charges (2)	1.7	1.4	-	-	-

(1) Includes interest, as shown on the Company’s Consolidated Statements of Operations, plus capitalized interest.

(2) Earnings were insufficient to cover fixed charges by $44.3 million, $27.3 million, and $128.4 million, respectively in fiscal years 2009, 2008, and 2007. However, in fiscal years 2011 and 2010, there were sufficient earnings to cover fixed charges by $14.3 million and $10.0 million, repectively.